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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                       HUNGARIAN TELEPHONE AND CABLE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   4455421030
--------------------------------------------------------------------------------
                                 (CUSIP Number)

ASHMORE INVESTMENT MANAGEMENT LIMITED                     WITH A COPY TO:
         20 BEDFORDBURY                                  DEWEY BALLANTINE
         LONDON WC2N 4BL                             ST. HELEN'S, 1 UNDERSHAFT
         UNITED KINGDOM                                   LONDON EC3A 8LP
       ATTN: MARK GRIMWOOD                                 UNITED KINGDOM
                                                   ATTN: DOUGLAS L. GETTER, ESQ.
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 10, 2003

             (Date of Event Which Requires Filing of This Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 4455421030

---------- ---------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Ashmore Investment Management Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ] (b) [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4.          SOURCE OF FUNDS: AF
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                    -------- ---------------------------------------------
BENEFICIALLY              -------- ---------------------------------------------
OWNED                     8.       SHARED VOTING POWER: 1,828,572
BY                        -------- ---------------------------------------------
EACH                      -------- ---------------------------------------------
REPORTING                 9.       SOLE DISPOSITIVE POWER
PERSON                    -------- ---------------------------------------------
WITH:                     -------- ---------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   1,828,572
------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON:                           1,828,572
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                    [    ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW 11:                             15.0 percent
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON:                                  IA
---------- ---------------------------------------------------------------------

CUSIP No. 4455421030

---------- ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS: Ashmore Group Limited
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ] (b) [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4.          SOURCE OF FUNDS: AF
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                    -------- ---------------------------------------------
BENEFICIALLY              -------- ---------------------------------------------
OWNED                     8.       SHARED VOTING POWER: 1,828,572
BY                        -------- ---------------------------------------------
EACH                      -------- ---------------------------------------------
REPORTING                 9.       SOLE DISPOSITIVE POWER
PERSON                    -------- ---------------------------------------------
WITH:                     -------- ---------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   1,828,572
------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON:                           1,828,572
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                    [    ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW 11:                             15.0 percent
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON:                                  CO
---------- ---------------------------------------------------------------------

CUSIP No. 4455421030

---------- ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS: Ashmore Investments (UK) Limited
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ] (b) [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4.          SOURCE OF FUNDS: AF
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                    -------- ---------------------------------------------
BENEFICIALLY              -------- ---------------------------------------------
OWNED                     8.       SHARED VOTING POWER: 1,828,572
BY                        -------- ---------------------------------------------
EACH                      -------- ---------------------------------------------
REPORTING                 9.       SOLE DISPOSITIVE POWER
PERSON                    -------- ---------------------------------------------
WITH:                     -------- ---------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   1,828,572
------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON:                           1,828,572
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                    [    ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW 11:                             15.0 percent
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON:                                  CO
---------- ---------------------------------------------------------------------

CUSIP No. 4455421030

---------- ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS: Ashmore Management Company Limited
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ] (b) [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4.          SOURCE OF FUNDS: AF
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                    -------- ---------------------------------------------
BENEFICIALLY              -------- ---------------------------------------------
OWNED                     8.       SHARED VOTING POWER:        1,828,572
BY                        -------- ---------------------------------------------
EACH                      -------- ---------------------------------------------
REPORTING                 9.       SOLE DISPOSITIVE POWER
PERSON                    -------- ---------------------------------------------
WITH:                     -------- ---------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   1,828,572
------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON:                           1,828,572
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                    [    ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW 11:                             15.0 percent
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON:                                  IA
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------

CUSIP No. 4455421030

---------- ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund
                                       Limited
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ] (b) [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4.          SOURCE OF FUNDS: WC
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                    -------- ---------------------------------------------
BENEFICIALLY              -------- ---------------------------------------------
OWNED                     8.       SHARED VOTING POWER: 1,548,572
BY                        -------- ---------------------------------------------
EACH                      -------- ---------------------------------------------
REPORTING                 9.       SOLE DISPOSITIVE POWER
PERSON                    -------- ---------------------------------------------
WITH:                     -------- ---------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   1,548,572
------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON:                           1,548,572
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                    [    ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW 11:                             12.7 percent
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON:                                  CO
---------- ---------------------------------------------------------------------

CUSIP No. 4455421030

---------- ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS: Asset Holder No. 2 Limited re: Ashmore
                                       Emerging Economy Portfolio
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ] (b) [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
4.          SOURCE OF FUNDS: WC
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e): [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
---------- ---------------------------------------------------------------------
------------------------- -------- ---------------------------------------------
NUMBER OF                 7.       SOLE VOTING POWER
SHARES                    -------- ---------------------------------------------
BENEFICIALLY              -------- ---------------------------------------------
OWNED                     8.       SHARED VOTING POWER:          280,000
BY                        -------- ---------------------------------------------
EACH                      -------- ---------------------------------------------
REPORTING                 9.       SOLE DISPOSITIVE POWER
PERSON                    -------- ---------------------------------------------
WITH:                     -------- ---------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:     280,000
------------------------- -------- ---------------------------------------------
---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON:                             280,000
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                    [    ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW 11:                               2.3 percent
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON:                                   CO
---------- ---------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Hungarian Telephone and Cable Corp., a company organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 1201 Third Avenue, Suite 3400, Seattle, Washington 98101-3034, United States of America.

ITEM 2.       IDENTITY AND BACKGROUND.

         (a), (b) and (c): Ashmore Investment Management Limited ("AIML") is organized as a company in England and Wales and has its principal office address at 20 Bedfordbury, London WC2N 4BL, United Kingdom. AIML is a wholly-owned subsidiary of AI(UK)L (as defined below). AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial Services and Markets Act 2000. AIML is a professional investment manager and pursuant to (i) delegated authority from AMCL (as defined below) provides investment management services with respect to the Ashmore Funds (as defined below) and (ii) delegated authority from AEMDF (as defined below) provides investment management services with respect to AEMDF.

         Ashmore Group Limited ("AGL") is organized as a company in England and Wales and has its principal office address at 20 Bedfordbury, London WC2N 4BL, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of AGL. AGL is a holding company whose subsidiaries manage the Ashmore family of companies which provide investment management, advisory or administrative services to open and closed-ended investment funds, segregated accounts and other investment vehicles.

         Ashmore Investments (UK) Limited ("AI(UK)L") is organized as a company in England and Wales and has its principal office address at 20 Bedfordbury, London WC2N 4BL, United Kingdom. AI(UK)L is a wholly-owned subsidiary of AGL. AI(UK)L is an intermediate holding company.

         Ashmore Management Company Limited ("AMCL") is organized as a company in Guernsey, Channel Islands and has its principal office address at Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey GY1 3NF, Channel Islands ("Arnold House"). AMCL is authorized and regulated by the Guernsey Financial Services Commission ("GFSC") as a Principal Manager pursuant to the Protection of Investors (Bailiwick of Guernsey) Law 1987 and is a wholly-owned subsidiary of AI(UK)L. AMCL is responsible for the overall management of eight open-ended funds (the "Ashmore Funds") which are domiciled and regulated in Guernsey. AMCL has delegated investment management responsibility with respect to the Ashmore Funds to AIML.

         Ashmore Global Special Situations Fund Limited ("GSSF") is an open-ended investment company registered with limited liability in Guernsey, Channel Islands, and has its principal office address at PO Box 282, Borough House, Rue du Pre, St. Peter Port, Guernsey GY1 3RH, Channel Islands. GSSF has been authorized by the GFSC as a Class B Collective Investment Scheme under the Protection of Investors (Bailiwick of Guernsey) Law 1987. GSSF was established to enable investors to invest in debt instruments of distressed emerging market companies or emerging market companies undergoing restructuring.

         Asset Holder PCC No. 2 Limited re Ashmore Emerging Economy Portfolio ("AEEP") is a protected cell (segregated class of shares) of Asset Holder PCC No. 2 Limited (a protected cell company) registered in Guernsey, Channel Islands and has its principal office address at Arnold House. AEEP has been authorized by the GFSC as a Class B Collective Investment Scheme under the Protection of Investors (Bailiwick of Guernsey) Law 1987. AEEP was established to enable investors to invest in emerging market equities and equity-linked instruments.

         AIML, AGL, AI(UK)L, AMCL, GSSF and AEEP are together referred to herein as the "Ashmore Parties" and, individually, as an "Ashmore Party."

         The name, present principal occupation or employment and business address of each director and executive officer of the relevant Ashmore Parties is set forth in Exhibit 7.1 hereto and incorporated by reference herein.

         (d) and (e): The Ashmore Parties have not, within the last 5 years, nor to the knowledge of the Ashmore Parties, have any of their directors and executive officers, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f): AGL, AI(UK)L, AIML are organized as companies in England and Wales. AMCL is organized as a company in Guernsey, Channel Islands. GSSF is an open-ended investment company registered with limited liability in Guernsey, Channel Islands. AEEP is a protected cell (segregated class of assets) of Asset Holder PCC No. 2 Limited (a protected cell company) registered in Guernsey, Channel Islands. Each director and executive officer of the relevant Ashmore Parties is a citizen of the United Kingdom.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         GSSF paid US$7,156,094 for 1,548,572 shares of Common Stock pursuant to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated September 26, 2003, by and between Postabank es Takarekpenztar Rt ("Postabank") and GSSF (the "GSSF Purchase Agreement"). The funds for the purchase of Common Stock by GSSF were provided out of the general investment funds of GSSF.

         AEEP paid US$1,293,906 for 280,000 shares of Common Stock pursuant to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated September 26, 2003, by and between Postabank and AEEP (the "AEEP Purchase Agreement"). The funds for the purchase of the Common Stock by AEEP were provided out of the general investment funds of the AEEP.

         Simultaneously with the foregoing purchases of Common Stock, certain affiliates of the Ashmore Parties acquired unsecured subordinated notes ("Unsecured Notes) and warrants ("Warrants") of the Company from Postabank pursuant to the (i) Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated September 26, 2003, by and between Postabank and Asset Holder PCC Limited re: Emerging Markets Liquid Investment Portfolio ("EMLIP")(the "EMLIP Purchase Agreement") and (ii) Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated September 26, 2003, by and between Postabank and Ashmore Emerging Markets Debt Fund ("AEMDF")(the "AEMDF Purchase Agreement"). No separate consideration was paid by either EMLIP or AEMDF in respect of the Warrants.

         The GSSF Purchase Agreement, the AEEP Purchase Agreement, the EMLIP Purchase Agreement and the AEMDF Purchase Agreement are collectively referred to herein as the "Ashmore Purchase Agreements."

         The description of the Ashmore Purchase Agreements and the transactions contemplated thereby are qualified in their entirety by reference to the complete copies of the agreements which are filed with this Schedule 13D and incorporated by reference into this Item 3 in all respects.

         The information set forth in Item 6 with respect to the Warrants is incorporated by reference into this Item 3 in all respects.

ITEM 4.       PURPOSE OF TRANSACTION.

         The Common Stock, Unsecured Notes and the Warrants were acquired pursuant to the Ashmore Purchase Agreements in a series of related transactions from Postabank.

         Each of GSSF and AEEP purchased the Common Stock for investment purposes.

          Except as set forth in Item 6 which is incorporated by reference into this Item 4 in all respects, none of the Ashmore Parties at the present time has any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

          The Ashmore Parties intend to review on a continuing basis their investment in the Common Stock of the Company and the Company's business, prospects and financial condition. Based on such continuing reviews, alternate investments opportunities available to the parties and all other factors deemed relevant (including, without limitation, the market for and the price of the Common Stock, offers for shares of the Common Stock, applicable transfer restrictions, general economic conditions and other future developments), the Ashmore Parties may decide to sell or seek the sale of all or part of the Common Stock or increase their holding of Common Stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b):

                  Based on information disclosed by the Company, the Company has 12,195,680 shares of Common Stock issued and outstanding.

                  GSSF directly beneficially owns 1,548,572 shares of Common Stock representing 12.7 percent of the Common stock. GSSF has shared voting and investment power with respect to such shares of Common Stock.

                  AEEP directly beneficially owns 280,000 shares of Common Stock representing 2.3 percent of the Common Stock. AEEP has shared voting and investment power with respect to such shares of Common Stock.

                  AGL indirectly beneficially owns 1,828,572 the Common Stock representing 15 percent of the Common Stock by virtue of its indirect beneficial ownership of GSSF and AEEP. AGL has shared voting and investment power with respect to such shares of Common Stock.

                  AI(UK)L indirectly beneficially owns 1,828,572 the Common Stock representing 15 percent of the Common Stock by virtue of its indirect beneficial ownership of GSSF and AEEP. AI(UK)L has shared voting and investment power with respect to such shares of Common Stock.

                  AMCL indirectly beneficially owns 1,828,572 shares of Common Stock representing 15 percent of the Common Stock by virtue of its indirect beneficial ownership of GSSF and AEEP. AMCL has shared voting and investment power with respect to such shares of Common Stock.

                  AIML indirectly beneficially owns 1,828,572 shares of Common Stock representing 15 percent of the Common Stock by virtue of its indirect beneficial ownership of GSSF and AEEP. AIML has shared voting and investment power with respect to such shares of Common Stock.

          (c) Other than the transactions described herein, no transactions by the Ashmore Parties required to be reported by this Item have taken place in the last sixty (60) days.

          (d) Except as described in Item 5(a) and 5(b) above, no other person is known to have the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Common Stock.

          (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          GSSF, AEEP, EMLIP and AEMDF entered into the Ashmore Purchase Agreements relating to the Company's Common Stock, Unsecured Notes and Warrants as set forth in Item 3. The information set forth in Item 3 is incorporated by the reference in this Item 6 in all respects.

          Pursuant to the (i) EMLIP Purchase Agreement, EMLIP acquired Unsecured Notes and 21 Warrants to purchase 100,000 shares of Common Stock per Warrant and (ii) AEMDF Purchase Agreement, AEMDF acquired Unsecured Notes and 4 Warrants to purchase 100,000 shares of Common Stock per Warrant from Postabank. Postabank has agreed to hold the Warrants for the benefit of EMLIP and AEMDF and only take such actions with respect to the Warrants as requested by EMLIP or AEMDF including, if so instructed, remitting the proceeds resulting from an exercise of the Warrants and a sale of the underlying Common Stock. However, the Warrants are by their terms not exercisable nor transferable prior to January 1, 2004 and accordingly Postabank may not transfer or exercise such Warrants prior to such time. In addition, the transfer by Postabank of the Warrants after January 1, 2004 is subject to the consent of the Company which consent may not be unreasonably withheld or delayed.

          The Warrants are subject to cancellation by the Company in whole or in part prior to January 1, 2004 upon (i) repayment of a proportionate amount of the US$25 million of the Unsecured Notes and (ii) the payment to the holders of such cancelled Warrants an amount equal to
          7.5 percent of the principal amount of the Unsecured Notes repaid. The Warrants expire on March 31, 2007. The exercise price of the Warrants is US$10 per share of Common Stock.

          The Warrants contain anti-dilution provisions and a prohibition against issuing warrants, options, rights or other obligations or securities convertible into or exchangeable for Common Stock with an exercise price, conversion price or exchange price per share less than the current exercise price of the Warrants, subject to certain exemptions.

          Pursuant to the Ashmore Purchase Agreements, Postabank assigned to the relevant Ashmore Parties all of its rights, duties and obligations (assignable by it) under the Securities Purchase Agreement, dated May 10, 1999, by and between the Company and Postabank, as amended by Amendment No. 1 to the Securities Purchase Agreement, dated April 11, 2000.

          The description of the Securities Purchase Agreement, Unsecured Notes and Warrants and the transactions contemplated thereby are qualified in their entirety by reference to the complete copies of the Securities Purchase Agreement and the forms of the Unsecured Notes and Warrants which are filed with this Schedule 13D and incorporated by reference into this Item 6 in all respects.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1: Directors and Executive Officers of the relevant Ashmore Parties.

         Exhibit 7.2       Joint Filing Agreement.

         Exhibit 7.3: Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Ashmore Global Special Situations Fund Limited, as amended pursuant to Amendment No. 1, dated October 10, 2003.

         Exhibit 7.4: Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio, as amended pursuant to Amendment No. 1, dated October 10, 2003.

         Exhibit 7.5 Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Ashmore Emerging Markets Debt Fund, as amended pursuant to Amendment No. 1, dated October 10, 2003.

         Exhibit 7.6 Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio, as amended pursuant to Amendment No. 1, dated October 10, 2003.

         Exhibit 7.7 Securities Purchase Agreement, dated as of May 10, 1999, by and between Hungarian Telephone and Cable Corp. and Postabank es Takarekpenztar Rt.

         Exhibit 7.8 Amendment No. 1 to the Securities Purchase Agreement, dated as of April 11, 2000, by and between Hungarian Telephone and Cable Corp. and Postabank es Takarekpenztar Rt.

         Exhibit 7.9       Form of Unsecured Note

         Exhibit 7.10      Form of Warrant

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 20, 2003

                                       /s/ Tim Davis
                                       ----------------------
                                       Name: Tim Davis
                                       Title: General Counsel

                                       On behalf of:
                                       Ashmore Investment Management Limited



                                       /s/ Mark Coombs
                                       --------------------------
                                       Name:  Mark Coombs
                                       Title:  Director

                                       On behalf of:
                                       Ashmore Group Limited
                                       Ashmore Investments (UK) Limited



                                       /s/  Nigel Carey
                                       ---------------------------
                                       Name: Nigel Carey
                                       Title: Director

                                       On behalf of:
                                       Ashmore Management Company Limited
                                       Ashmore Global Special Situations Fund
                                       Asset Holder PCC No. 2 Limited
                                        re: Ashmore Emerging Economy Portfolio

                                  EXHIBIT INDEX

Exhibit No.                  Description
7.1          Directors and Executive Officers of the relevant Ashmore Parties.

7.2          Joint Filing Agreement.

7.3 Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Ashmore Global Special Situations Fund Limited, as amended pursuant to Amendment No. 1, dated October 10, 2003.

7.4 Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Asset Holder PCC No. 2 Limited re:
             Ashmore Emerging Economy Portfolio, as amended pursuant to Amendment No. 1, dated October 10, 2003.

7.5 Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Ashmore Emerging Markets Debt Fund, as amended pursuant to Amendment No. 1, dated October 10, 2003.

7.6 Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated as of September 26, 2003, by and between Postabank es Takarekpenztar Rt. and Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio, as amended pursuant to Amendment No. 1, dated October 10, 2003.

7.7 Securities Purchase Agreement, dated as of May 10, 1999, by and between Hungarian Telephone and Cable Corp. and Postabank es Takarekpenztar Rt.

7.8 Amendment No. 1 to the Securities Purchase Agreement, dated as of April 11, 2000, by and between Hungarian Telephone and Cable Corp. and Postabank es Takarekpenztar Rt.

7.9          Form of Unsecured Note

7.10         Form of Warrant


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